May 16, 2006

By U.S. Mail and Facsimile:  (212) 715-8000

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

Re:	InfoUSA Inc.
  	Additional Definitive Soliciting Material filed May 10, 2006 filed by Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C.
      File No. 000-19598

Dear Mr. Dienstag:

We have reviewed your filing and have the following comments.

Schedule 14A

1. As we noted in our prior comment letters to you, each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please address the following points, by providing the basis for your statement or amend the language accordingly:

* We note your statement on page 25 that Mr. Trevisani served on the Home Port Bancorp Board of Directors for five years. It appears that his tenure may have been for a time period of less than five years. For example, the annual report on Form 10-K for the year ended 1998 for Home Port Bancorp, filed on March 31, 1999, indicates that Mr. Trevisani was elected to the Home Port Bancorp Board of Directors on February 3, 1999 to replace Daniel D. McCarthy, who resigned effective March 1, 1999. It appears that the proxy statements for Home Port Bancorp`s 1996, 1997, and 1998 annual meetings make no reference to Mr. Trevisani. Additionally, the Form 3 filed by or on behalf of Mr. Trevisani when he joined the Home Port Bancorp Board of Directors identifies the date of the event requiring the filing as February 3, 1999.

* It appears that the biography for Mr. Karl L. Meyer may be incomplete because while the disclosure states that Mr. Meyer was nominated to the Board of Directors of OfficeMax by its third largest stockholder, it does not state that K Capital Partners subsequently withdrew its nomination and OfficeMax security holders never voted on Mr. Meyer`s proposed candidacy. We note that the withdrawal of nomination was pursuant to settlement of the potential proxy contest in connection with the election of directors at the company`s 2005 annual meeting of security holders.

* Please tell us the basis for the P/E Ratios for infoUSA shown on page 5 of the materials. It appears that in determining P/E
Ratios, one would rely on the diluted earnings per share for each of the years presented in your chart, as reported in the Company`s annual report on Form 10-K for the year ended December 31, 2005.

* We note your EBITDA information for infoUSA and that the charts on pages 3, 4, and 5 are based on EBITDA data. Please revise your materials to explain how you calculated EBITDA. Further, tell us if your method of calculating EBITDA is consistent with Regulation G and staff guidance with respect to Regulation G. In this respect we note that an overstated EBITDA would result in lower Total Enterprise Value to EBITDA ratios in the charts on pages 4 and 6 and make InfoUSA`s performance against the peer group look less favorable.

* Please revise your disclosure on pages 10-11 regarding management and board turnover to include the following publicly available facts:

Stormy Dean, as announced by the company in a press release issued on September 12, 2003, resigned to pursue his political career. Further, with the exception of the period from October 2003 through August 2004, when Mr. Dean was pursuing political office,
Mr. Dean has been continuously employed by the company since 1995,
note 2000, as stated in your materials.    See infoUSA`s Form 10-K for
the fiscal year ended December 31, 2005, page 11. In addition, Mr. Allen Ambrosino had been employed by the company since 1997, not 2000 as stated in your materials. See infoUSA`s Form 10-K for the fiscal year ended December 31, 2002, page 12. Finally, Messrs. William Chasse and William Kerrey began their employment with the company in 1988 and 1989, respectively, not 1999 as indicated your materials. See infoUSA`s Form 10-K for the fiscal year ended December 31, 1999, page 9.

* We note your statement on page 18 that the "Board`s Compensation Committee has never explained why it believes [the grants of 3.2 million options since 1998] were appropriate." It appears, however, that the board`s compensation committee has disclosed the basis for the option grants to Mr. Gupta. For example, in the company`s proxy statement for its 2006 annual meeting, filed April 17, 2006, the compensation committee noted that its policy is to provide Mr.
Gupta with long-term incentives in the form of stock options and stated its belief that the grant of an option for 500,000 shares at an exercise price of 125% of the then-current market price in 2005 served to further align Mr. Gupta`s incentives with the interests of all of the Company`s stock holders. Similarly, in the company`s proxy statement for its 2002 annual meeting, filed on March 29, 2002, the compensation committee explained that the grant of options covering 1,200,000 shares to Mr. Gupta in 2001 was intended to replace an out-of-the money option that expired in 2001, and that the replacement option grant had been made at the original exercise price of $8.53 per share compared to a fair market value of $5.75 per share on the date of the grant. Where the basis of support are other documents, such as analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

      Please direct any questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,



Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions